UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER: 000-21295
                            CUSIP NUMBER: 884098 10 4

                           NOTIFICATION OF LATE FILING

|_|Form 10-KSB   |_|Form 20-F   |_|Form 11-K   |X|Form 10-QSB   |_|Form N-SAR

For Period Ended:  June 30, 2004
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[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition
Report on Form N-SAR

For the Transition Period Ended:______________________________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


                                     PART I
                             REGISTRANT INFORMATION

             Full name of registrant: GVI Security Solutions, Inc.
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                           Former name if applicable:

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           Address of principal executive office (Street and number):
                      2801 Trade Center Drive - Suite 120
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                            City, state and zip code
                            Carrollton, Texas 75007
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                                    PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
       |
       | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
   |X| | on or before the 15th calendar day following the prescribed due date;
       | or the subject quarterly report or transition report on Form 10-QSB, or | portion thereof will be filed on or before the fifth calendar day
       | following the prescribed due date; and
       |
       | (c) The accountant's statement or other exhibit required by Rule
       | 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      The Registrant's Form 10-QSB for the period ended June 30, 2004 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 2, Management's Discussion and Analysis, prior to the close of business on August 16, 2004. Accordingly, the Registrant could not prepare and file the Form 10-QSB without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                 Nazzareno Paciotti       (972) 245-7353 x2416

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes  [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes  [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant had no active operations or revenues during the corresponding period in 2003, and had a net loss of $(50,000) in such period. GVI Security, Inc., the predecessor business of the Registrant acquired by merger on February 20, 2004, had net income of $482,000 in the three-month period ended June 30, 2003 on revenues of $12,782,000. The Registrant expects to report revenues of approximately $14,936,000, and a net loss of approximately $(1,600,000) for the three-month period ended June 30, 2004. The net loss is primarily attributable to increased selling, general and administrative costs resulting from increased commissions, salaries, new hires, financing costs, and costs associated with being a public company.

                          GVI SECURITY SOLUTIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



        August 16, 2004                       /s/ Nazzareno Paciotti
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              Date                       Nazzareno Paciotti, Chief Executive
                                         Officer and Chief Financial Officer